EXHIBIT 4.2

                    FIRST AMENDMENT TO REPUBLIC BANCORP INC.
                             1997 STOCK OPTION PLAN

         As authorized in Section M of the REPUBLIC BANCORP INC. 1997 STOCK OPTION PLAN ("Plan"), Republic Bancorp Inc. ("Company") amends the Plan effective February 19, 1998, as described below:

1.       Subsections 14 and 15 of Section B of the Plan are amended to read:

         14. "Subsidiary" shall mean a subsidiary corporation of the Company, as defined in Code Sections 424(f) and 424(g).

         15. "Ten-Percent Shareholder" means an individual who "owns" (as defined in Code Section 424) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or a Subsidiary.

2.      Section D of the Plan is amended to read:

         D. ADMINISTRATION

                  The Plan shall be administered by the Committee. The Committee shall make all decisions with respect to participation in the Plan by employees of the Company and its Subsidiaries, and with respect to the extent of that participation. The interpretation and construction of any provision of the Plan by the Committee shall be final. No member of the Committee shall be liable for any action or determination made by him in good faith. Each member of the Committee shall be indemnified and held harmless by the Company from and against any cost, liability or expense imposed or incurred in connection with such person's or the Committee's taking or failing to take any action under the Plan.

3.       Sections H and I of the Plan are amended to read:

         H. TERMINATION OF EMPLOYMENT

                  Except as provided in this Section and in Section I below, if a Participant ceases to be employed by the Company or any of its Subsidiaries, his Options shall terminate immediately. If a Participant's cessation of employment with the Company and its Subsidiaries is due to his retirement after attaining age 65 (or prior to age 65 with the consent of the Committee), the Participant may, at any time within three (3) months after such cessation of employment, exercise his Options to the extent that he was entitled to exercise them on the date of cessation of employment, but in no event shall any Option be exercisable more than ten (10) years from the date it was granted. If a Participant's cessation of employment with the Company and its Subsidiaries is due to Disability, the Participant will have three (3) months after the date of termination of employment, but in no event after the stated expiration date of the Participant's Options, to exercise Options that the Participant was entitled to exercise on the date the Participant's employment terminated as a result of the Disability. The Committee may cancel an Option during the three (3) month periods referred to in this Section, if the Participant engaged in employment or activities contrary, in the opinion of the Committee, to the best interests of the Company or any of its Subsidiaries. The Committee shall determine in each case whether a termination of employment shall be considered a retirement with the consent of the Company or a Subsidiary, whether a Disability exists and, subject to applicable law, whether a leave of absence shall constitute a termination of employment. Any such determination of the Committee shall be final and conclusive.


         I. RIGHTS IN EVENT OF DEATH

                  If a Participant dies while employed by the Company or any of its Subsidiaries or within six (6) months after having retired after attaining age 65 or with the consent of the Company or any of its

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         Subsidiaries, and without having fully exercised his Options, the personal representative, legatees or heirs, of his estate shall have the right to exercise such Options during the six (6) month period following the Participant's date of death, to the extent that such deceased Participant was entitled to exercise the Options on the date of his death; provided, however, that in no event shall the Options be exercisable more than ten (10) years from the date they were granted.

4.       Except as amended above, the Plan continues in full force and effect.

The foregoing Amendment was approved by the Company's Board of Directors on February 19, 1998.

                                        ATTEST:


                                        /s/ George E. Parker
                                        ----------------------------------------
                                        General Counsel and Corporate Secretary